EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
5/2/25	BUY	10,000	9.14
5/14/25	SELL	987	9.12
5/15/25	SELL	30,389	9.16
5/16/25	SELL	6,100	9.18
5/19/25	SELL	4,637	9.05
6/12/25	BUY	500	8.86
6/23/25	BUY	25,000	8.76
6/24/25	BUY	100,000	8.75
6/25/25	BUY	11,153	8.76
6/26/25	BUY	26,263	8.76
6/27/25	BUY	2,963	8.80